Filed Pursuant to Rule 433
Registration No. 333-139756

R.R. DONNELLEY & SONS COMPANY

5.625% NOTES DUE 2012

FINAL TERM SHEET

Dated: January 3, 2007

Issuer:	R.R. Donnelley & Sons Company

Size:	$625,000,000

Maturity:	January 15, 2012

Coupon (Interest Rate):	5.625%

Yield to Maturity:	5.657%

Spread to Benchmark Treasury:	T + 100

Benchmark Treasury:	UST 4.625% due 12/31/2011

Benchmark Treasury Price:	99-27+

Benchmark Treasury Yield:	4.657%

Interest Payment Dates:	January 15 and July 15 beginning on July 15, 2007

Redemption Provision:

Mandatory redemption at 101% of aggregate principal amount plus accrued and unpaid interest if acquisition of Banta Corporation is not completed on or prior to March 31, 2007.

Optional redemption of some or all of the notes at any time and from time to time subject to the payment of a “make-whole” premium. Please see Attachment A for details.

Price to Public:	99.860%

Expected Settlement Date:	January 8, 2007

Joint Book-Running Managers:	Banc of America Securities LLC Citigroup Global Markets Inc. J.P. Morgan Securities Inc.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Banc of America Securities LLC toll-free 1-800-294-1322 or by e-mailing a request to dg.prospectus_distribution@bofasecurities.com. or by calling J.P. Morgan Securities Inc. at the following collect number: 212-834-4533 or by calling Citigroup Global Capital Markets Inc. at the following collect number: 877-858-5407.

Attachment A to Final Term Sheet

We may, at our option, redeem the 5.625% Notes due 2012 (the “Notes”) in whole at any time or in part from time to time at a redemption price equal to the greater of (1) 100% of the principal amount of the Notes to be redeemed and (2) as determined by the Quotation Agent (as defined below), the sum of the present values of the remaining scheduled payments of principal and interest in respect of the Notes to be redeemed (not including any portion of those payments of interest accrued as of the date of redemption) discounted to the date of redemption (the “Redemption Date”) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Adjusted Treasury Rate (as defined below) plus 15 basis points plus accrued interest to the Redemption Date.

“Adjusted Treasury Rate” means, with respect to any Redemption Date, the rate per year equal to the semi-annual equivalent yield to maturity of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for that redemption date.

“Comparable Treasury Issue” means the United States Treasury security selected by the Quotation Agent as having a maturity comparable to the remaining term of the Notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of those Notes.

“Comparable Treasury Price” means, with respect to any Redemption Date, (1) the average of the Reference Treasury Dealer Quotations for that Redemption Date, after excluding the highest and lowest Reference Treasury Dealer Quotations, or (2) if the Trustee obtains fewer than three Reference Treasury Dealer Quotations, the average of all Reference Treasury Dealer Quotations so received.

“Quotation Agent” means the Reference Treasury Dealer appointed by us.

“Reference Treasury Dealer” means (1) each of Banc of America Securities LLC, Citigroup Global Markets Inc. and J.P. Morgan Securities Inc. and their respective successors; provided, however, that if any of the foregoing shall cease to be a primary U.S. Government securities dealer in New York City (a “Primary Treasury Dealer”), we will substitute another Primary Treasury Dealer, and (2) any other Primary Treasury Dealer selected by us.

“Reference Treasury Dealer Quotations” means, with respect to each Reference Treasury Dealer and any Redemption Date, the average, as determined by the Trustee, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Trustee by that Reference Treasury Dealer at 5:00 p.m., New York City time, on the third business day preceding that Redemption Date.

We will mail notice of any redemption at least 30 days, but not more than 60 days, before the Redemption Date to each holder of the Notes to be redeemed. Unless we default in payment of the redemption price on the Redemption Date, on and after the Redemption Date, interest will cease to accrue on the Notes or portions thereof called for redemption.

Any notice to holders of Notes of a redemption hereunder needs to include the appropriate calculation of the redemption price, but does not need to include the redemption price itself. The actual redemption price, calculated as described above, must be set forth in an Officers’ Certificate of ours delivered to the Trustee no later than two business days prior to the Redemption Date.